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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

This document is important and requires your immediate attention.  If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.  No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of, the adequacy of the information contained in this document and it is an offence to claim otherwise.

INFORMATION CIRCULAR

KISKA METALS CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

KISKA METALS CORPORATION

TO BE HELD ON JUNE 23, 2010

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 13, 2010

May 13, 2010

To:

The Shareholders of Kiska Metals Corporation

On behalf of the Board of Directors, I invite you to attend the annual and special meeting of shareholders being held at 2:00 p.m. on June 23, 2010 at the Vancouver Renaissance Harbourside Hotel, 1133 West Hastings Street, Vancouver, British Columbia.

This first annual and special meeting comes at an exciting time for Kiska, and almost a year after the merger of Geoinformatics and Rimfire in August of 2009. In addition to the standard suite of resolutions to be voted on at the meeting, the management of Kiska Metals Corporation (the “Corporation”) is proposing a special resolution whereby the Corporation will cease to become a Yukon-registered company and continue into British Columbia. Management believes that operating efficiencies can be achieved by passing this special resolution, permitting the Corporation to maintain one registered and records office and retain one attorney of record. At present the Corporation has a registered office in Yukon located at 208 Lambert Street, Whitehorse, YT and a records office located in Vancouver at Suite 1350, 650 West Georgia Street, Vancouver, BC. The attorney of record for the Corporation is MacDonald & Co. in Yukon and Fraser Milner Casgrain LLP in British Columbia. Please refer to Appendix A for a full explanation of your rights under Yukon law with respect to this special resolution.

The accompanying management information circular provides information regarding the Corporation and the proposed slate of directors.  There is additional information to assist you in considering how to vote on the special resolution.  You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

We encourage you to complete, sign, date and return the accompanying form of proxy or voting instruction form so that your shares of Kiska can be voted at the meeting in accordance with your instructions. It is important to note that if your investment advisor voted your shares on your behalf in the past, they may not be able to do so. You should consult with your advisor to ensure that your shares get voted.

On behalf of the Board, we thank you for your support and we hope we can count on your support as we seek to maximize the Corporation’s opportunities for exploration and minimize its administrative costs. If you have any questions please don’t hesitate to call me directly at 604.669.6660 or email me at jasonw@kiskametals.com.

Yours very truly,

“Jason S. Weber”

Jason Weber

President, Chief Executive Officer and Director

KISKA METALS CORPORATION

1350-650 West Georgia Street

Vancouver, B.C., Canada V6B 4N9

Tel: (604) 669-6660

Fax: (604) 669-0898

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of shareholders of Kiska Metals Corporation (“Kiska”) will be held at the Renaissance Vancouver Harbourside Hotel, 1133 West Hastings Street, Vancouver, British Columbia, on Wednesday, June 23, 2010 at 2:00 p.m. (Vancouver time) for the following purposes:

1.

To receive and consider the consolidated financial statements of Kiska for the financial period ended December 31, 2009, together with the auditors’ report thereon.

2.

To fix the number of directors at seven (7).

3.

To elect directors of Kiska for the ensuing year.

4.

To appoint the auditors of Kiska for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

5.

To consider, and, if thought advisable, to pass an ordinary resolution to re-adopt and re-approve the Corporation’s stock option plan, as more particularly described in the accompanying management information circular (the “Information Circular”).

6.

To consider, and, if thought advisable, to pass a special resolution to cease to be a Yukon-registered corporation, to continue into British Columbia and to adopt amended Articles of Incorporation (the “Continuance Resolution”), as more particularly described in the accompanying Information Circular.

7.

To act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

The Information Circular accompanies this Notice of Meeting. The Information Circular contains details of matters to be considered at the Meeting.

Kiska’s board of directors has fixed May 13, 2010 as the record date for determining those shareholders entitled to receive notice of and vote at the Meeting. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

AND TAKE NOTICE that shareholders who validly dissent in respect of the proposed Continuance Resolution will be entitled to be paid the fair value of the Kiska shares in accordance with section 193 of the Business Corporations Act (Yukon), the text of which is attached to the Information Circular as Appendix B. The dissent rights are described in the Information Circular. Failure to strictly comply with the requirements set forth in section 193 of the Business Corporations Act (Yukon) may result in the loss of any dissent right.

Shareholders who are unable to be personally present at the Meeting are requested to date, complete, sign and return the form of proxy, by facsimile transmission to Computershare Investor Services at (604) 689-8144 or, in the envelope provided, in person or by registered mail to Kiska Metals Corporation c/o Computershare Investor Services at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada V6C 3B9. To be effective, proxies must be received before 2:00 p.m. (Vancouver time) on June 21, 2010 (or the date that is no later than two business days preceding the Meeting if it is postponed or adjourned).

Non-registered shareholders should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein.

DATED this 13th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Jason S. Weber”

Jason S. Weber

President, Chief Executive Officer

And Director

v

KISKA METALS CORPORATION

MANAGEMENT INFORMATION CIRCULAR

(As at May 13, 2010, except as indicated)

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Kiska Metals Corporation (“Kiska” or the “Corporation”) for use at the annual and special meeting of shareholders of Kiska (the “Meeting”) to be held on Wednesday, June 23, 2010 at 2:00 p.m. (Vancouver time) at the Renaissance Vancouver Harbourside Hotel, 1133 West Hastings Street, Vancouver, British Columbia, and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying Notice of Meeting.

All cost of this solicitation will be borne by the Corporation. In addition to the solicitation of proxies by mail, directors, officers, employees and agents of Kiska may solicit proxies personally, by telephone or by email. Employees will not receive any extra compensation for such activities.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Corporation (each a “Management Proxyholder”). A shareholder desiring to appoint a person or company other than a Management Proxyholder to represent the shareholder at the Meeting may do so either by inserting the name of that other person or company in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy. A person or company appointed as a proxyholder need not be a shareholder of the Corporation. All completed proxy forms must be deposited with Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9, Facsimile: (604) 689-8144 not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are non-registered shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the

Corporation has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Investor Services as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXY

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke by:

(a)

signing a proxy bearing a later date or signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy), and depositing it at the time and place specified above for the proxy; or

(b)

registering in person with the Scrutineer at the Meeting and voting the Kiska shares.

A revocation of proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION BY PROXYHOLDER

The Kiska shares represented by a properly executed proxy will be voted for or against in accordance with the instructions of the shareholder on any vote that may be called for, and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Kiska shares represented by properly executed proxies will be voted accordingly.

In the absence of any instructions to the contrary, the Kiska shares represented by proxies received by management of Kiska will be voted FOR the approval of all matters set out in the proxy, including the approval of the Continuance Resolution.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Kiska knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers to be proper.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed the close of business on May 13, 2010 as the record date (the “Record Date”). As of the Record Date, the authorized share capital of Kiska consists of an unlimited number of common shares and Kiska had outstanding 66,041,565 common shares, each carrying the right to one vote at the Meeting.

The presence, in person or by proxy, of any one shareholder is necessary for a quorum at the Meeting. Only shareholders of record at the close of business on the Record Date, who either attend the Meeting personally or complete and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote their Kiska shares or to have their Kiska shares voted at the Meeting. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting.

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66 2/3% of the votes cast will be required (a “special resolution”).

To the knowledge of the directors and executive officers of Kiska, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, Kiska shares carrying 10% or more of the voting rights attached to all outstanding Kiska shares except for the following:

Shareholder Name	Number of Shares Held	Percentage of Outstanding Shares
Geologic Resource Partners [1]	26,240,949	39.73%

[1]

Geologic Resource Partners control four investment funds which hold shares of the Corporation. The aggregate total is shown in this table.

ELECTION OF DIRECTORS

The size of Kiska’s board of directors (the “Board of Directors” or the “Board”) is currently determined at seven. At the Meeting, shareholders will be asked to fix the number of directors at seven and to elect seven directors to succeed the present directors whose term of office of will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of Kiska at which a director is elected, unless the director’s office is earlier vacated in accordance with the constating documents of Kiska or the provisions of the Business Corporations Act (Yukon) (the “YBCA”) or the Business Corporations Act (British Columbia) (the “BCBCA”), as applicable.

The following table sets out the names and municipalities of residence of management’s nominees for election as directors, all offices in Kiska each nominee now holds, the date of initial appointment of each nominee as a director, the number of Kiska shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, and each nominee’s principal occupation, business or employment.

Name and Address of Nominee and Present Position with Kiska	Period from which Nominee has been a Director	Number of shares beneficially owned[1]	Principal Occupation
David A. Caulfield, P.Geo. Quadra Island, BC, Canada Co-Chair of the Board & Director	August 5, 2009	739,391	Director, Business Development Kiska Metals Corporation
Geoffrey Chater[2] Maple Ridge, BC, Canada Director	Nominee	Nil	Vice President, Corporate Development Greystar Resources Ltd. (mineral exploration company)
Bipin A. Ghelani, C.A.[3] Richmond, BC, Canada Director	August 5, 2009	114,360	Chartered Accountant Self-employed
George R. Ireland [4] Boston, MA, USA Director	Nominee	435,799	Chief Investment Officer Geologic Resource Partners (investment fund manager)
John A. Kanellitsas Sun Valley, ID, USA Co-Chair of the Board & Director	June 11, 2008	100,000	Chief Operating Officer Geologic Resource Partners (investment fund manager)
Mark T. H. Selby[3,5] Toronto, ON, Canada Director	August 5, 2009	25,000	Principal, Selby & Co (metals consulting company)
Jason S. Weber Port Coquitlam, BC, Canada President, Chief Executive Officer & Director	August 5, 2009	186,165	Chief Executive Officer Kiska Metals Corporation

[1]

Voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, which information has been furnished by the nominees.

[2]

Geoffrey Chater was a director of Greystar Resources Ltd. from 2006 to 2009. He was employed as Manager of Corporate Relations for First Quantum Minerals Ltd from 1999-2008.

[3]

Member of Kiska’s Audit Committee and Compensation Committee.

[4]

George R. Ireland was a director of the Corporation from November 16, 2005 to December 31, 2007 and from August 18, 2008 to August 5, 2009. He was a director of Uranium Resources Inc. from 1995 to 2009 and a director of Peru Copper Inc. from 2004 to 2007.

[5]

Mark T.H. Selby served as a Vice President, Strategic Planning for Inco Limited, a mining company, from October 2001 to January 2007 and as Vice President Business Development for Quadra Mining Ltd, a mining company from August 2008 to March 2010.

ADDITIONAL INFORMATION REGARDING NOMINEES

David A. Caulfield, P. Geo., Co-Chairman

David A. Caulfield holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Caulfield has been a principal of Equity Exploration Consultants Ltd., a Vancouver, British Columbia based private mineral resource consulting firm, since 1987. Mr. Caulfield is a Director of Geoscience BC, a not-for-profit organization providing public-private partnerships for geoscience activities in British Columbia.

John A. Kanellitsas, Co-Chairman

John A. Kanellitsas is the Chief Operating Officer and Chief Compliance Officer of the Geologic Resource Partners LLC. Mr. Kanellitsas has been actively engaged in the investment banking and institutional money management industry since 1989. From 1990 until 1999, Mr. Kanellitsas was employed with Morgan Stanley & Co. in New York and San Francisco, where he was an Executive Director and Principal in the Equity Capital Markets Department and the Institutional

Equity Division. Prior to formation of Geologic Resource Partners LLC in 2004, Mr. Kanellitsas was employed by Sun Valley Gold, LLC. Mr. Kanellitsas received an MBA from University of California at Los Angeles and a BS degree in Mechanical Engineering from Michigan State University.

Geoffrey Chater

Geoffrey Chater holds a B. Sc. in geology from Texas Christian University and has over 21 years of experience in the mining industry. Mr. Chater is a principal of Namron Advisors, a corporate communications consultancy. From 1999-2008 held the position of Manager of Corporate Relations for copper producer First Quantum Minerals Ltd. During his career, Mr. Chater held similar positions with Nevada Pacific Gold Ltd., Eldorado Gold Corporation, Fairbanks Gold Corporation and Ivanhoe Capital Corporation.

Bipin A. Ghelani, C.A.

Bipin Ghelani has been a Chartered Accountant since 1972, having completed his education in London England. Mr. Ghelani has managed his own accounting firm since 1988.  Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani is the chair of the Audit Committee for the Corporation.

George R. Ireland

George R. Ireland is the Chief Investment Officer and Managing Member of the Geologic Resource Partners LLC and the Portfolio Manager of the associated Geologic Resource Funds. Mr. Ireland has 30 years of experience in the resource sectors in positions ranging from field geologist to banking and venture capital. Mr. Ireland founded Geologic Resource Partners LLC in 2004. From 2000 to 2004, he was the general partner of Ring Partners, LP, an investment partnership that later merged with the Geologic Fund.  From 1991 to 2000, Mr. Ireland was an analyst for Knott Partners LP. Mr. Ireland graduated from Phillips Academy and the University of Michigan with a BS degree from the School of Natural Resources. Mr. Ireland also serves on the board of directors of Merrill & Ring Inc, a private timber company in the United States.

Mark T. H. Selby

Mark T.H. Selby holds a B.Comm. (Hons.) from Queen’s University and is a principal of Selby & Co., a consulting firm providing advice to mining companies and investors on the outlook for base metals and resource equity valuation. His prior positions include: Vice President, Business Planning and Market Research for Quadra Mining Ltd (2008-2010); Assistant Vice-President, Strategic Planning & Business Development (2005-2007); Director, Market Research (2001-2004) with Inco Limited; and principal at Mercer Management Consulting (1994-2001).

Jason S. Weber, P. Geo.

Jason S. Weber holds a B.Sc. in geology and is a registered professional geoscientist. Mr. Weber was appointed President and Chief Executive Officer on August 5, 2009 after the merger of Geoinformatics Exploration Inc. and Rimfire Minerals Corporation. Prior to the merger, Mr. Weber held the same position with Rimfire Minerals Corporation since December of 2007. From December 1999 until December 2007 Mr. Weber served as Manager, Corporate

Communications for Rimfire Minerals Corporation. Mr. Weber is also a director of the Association for Mineral Exploration British Columbia (AME BC), a not-for-profit organization promoting a healthy, sustainable and environmentally sound mineral exploration sector in British Columbia.

APPOINTMENT AND REMUNERATION OF AUDITORS

Hay & Watson, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditors of Kiska at a remuneration to be fixed by the directors.  Hay & Watson was appointed auditors of Kiska for the fiscal year ended December 31, 2009.

RE-APPROVAL OF STOCK OPTION PLAN

The shareholders approved the Incentive Stock Option Plan (the “Stock Option Plan”) at the annual general meeting held on July 30, 2009. Pursuant to the policies of the TSX Venture Exchange (“TSX-V”), shareholders are required to approve on a yearly basis stock option plans which have a “rolling plan” ceiling. The Stock Option Plan complies with the requirements of the TSX-V’s Policy 4.4. Under the Stock Option Plan, Kiska may grant stock options pursuant to which common shares may be purchased by directors, officers, employees and contractors of Kiska up to a maximum of 10% of the issued and outstanding capital of Kiska. The Corporation had 4,254,345 options outstanding.

The purpose of the Stock Option Plan is to advance the interests of the Corporation by furthering Kiska’s policy of motivating officers, directors and employees of Kiska to participate in the growth and development of Kiska.

The following is a summary of the principal terms of the Stock Option Plan. The aggregate number of shares authorized for issuance to any one person within a one-year period is limited to 5% of the outstanding Kiska shares. The exercise price of the options granted under the Stock Option Plan shall be not less than the closing price of the common shares on the date of the grant, according to the policies of the TSX-V.

An option may be granted for a period of up to five years from the date of the grant. If the option holder resigns or is terminated other than for cause, all unexercised options previously granted to such holder will expire after 90 days. If the grant-holder was providing investor relations services to the Corporation, then the options will expire after 30 days. All unvested options will be cancelled immediately. If a grant-holder is terminated for cause, all options expire immediately.

The Stock Option Plan is administered by the Board of Directors, and subject to regulatory requirements, it may be amended by the Board of Directors without further shareholder approval. Copies of the Stock Option Plan can be obtained directly from Kiska.

Management of Kiska will ask shareholders to approve the following resolution at the Meeting:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION that, subject to regulatory approval:

(a)

the Corporation’s stock option plan (the “Stock Option Plan”) be and is hereby re-adopted and re-approved;

(b)

the Corporation be authorized to grant stock options pursuant and subject to the terms and conditions of the Stock Option Plan, entitling the option holders to purchase up to that number of Shares that is equal to 10% of the issued and outstanding shares of the Corporation as at the time of the grant; and

(c)

the directors and officers of the Corporation be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Corporation or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

CORPORATE JURISDICTION AND AMENDED ARTICLES

The Continuance Resolution

The Corporation's corporate matters are currently governed by the YBCA. The Corporation was incorporated under the Company Act (British Columbia) on March 21, 1980 under the name “Goldmax Resource Inc.” On October 10, 1996, the Corporation was continued from British Columbia to Yukon and subsequently underwent a series of name changes. A requirement of the YBCA is that the Corporation must maintain a registered office and an attorney of record in Yukon. This requirement causes the Corporation to incur additional costs and delays in processing corporate documents.

Effective March 29, 2004, the BCBCA replaced the previous Company Act (British Columbia) (the “Old Act”). As a consequence, all British Columbia companies are now governed under the BCBCA, which modernizes and streamlines company law in British Columbia and represents an improvement over the Old Act.

The Corporation has no significant presence in Yukon but does have an office and mineral properties in British Columbia. It will be more cost-effective to cease to be a Yukon-registered corporation and to continue back into British Columbia. Under the YBCA, the Corporation may, if authorized by a special resolution of its shareholders, apply to the Registrar of Companies in British Columbia to continue its corporate jurisdiction under the BCBCA. Upon the continuance becoming effective, Kiska’s current Articles (the "Yukon Articles") will be replaced with the Notice of Articles and Articles filed pursuant to the BCBCA and the existing By-Laws of the Corporation (the “By-Laws”) will be replaced with new Articles (together the “BC Articles"). A copy of the BC Articles is available from the Corporation upon request.

The provisions of the BC Articles are substantially the same as the existing Yukon Articles and By-Laws, but incorporate a number of non-substantive changes, including the use of slightly different terminology adopted under the BCBCA. Appendix A to this Information Circular sets out a summary of certain differences between the BCBCA and the YBCA. However, the summary is not exhaustive and shareholders are urged to consult their legal and other advisors with regard to the implications of the Continuance Resolution that may be important to them.

The directors have conditionally approved the BC Articles, a copy of which will be available at the Meeting. The BC Articles will come into effect upon the completion of the continuance.

Approval of Continuance

At the Meeting, management of Kiska will ask shareholders to consider and if deemed advisable, to approve the following special resolution (the “Continuance Resolution”) at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION that, subject to regulatory approval:

(a)

the Corporation:

(i)

apply to the Registrar of Companies of Yukon (the “Yukon Registrar”) to obtain approval for a continuance pursuant to section 191 of the Business Corporations Act (Yukon);

(ii)

apply to the British Columbia Registrar of companies (the “BC Registrar”) to continue as a British Columbia company pursuant to section 302 of the Business Corporations Act (British Columbia); and

(iii)

deliver a copy of the Certificate of Continuation to the BC Registrar and request that the Yukon Registrar issue a Certificate of Discontinuance under section 191(6) of the Business Corporations Act (Yukon);

(b)

subject to the issuance of such Certificate of Continuation and without affecting the validity and existence of the Corporation by or under its Yukon Articles and By-laws and any act done thereunder, effective upon issuance of a Certificate of Continuance, the Corporation adopt the BC Articles attached defined in the Information Circular dated May 13, 2010 in substitution for the Yukon Articles and By-laws of the Corporation; and

(c)

the directors and officers of the Corporation be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Corporation or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

Dissenting Shareholders’ Rights

Registered Kiska shareholders are entitled to dissent from the Continuance Resolution in the manner provided in section 193 of the YBCA. Section 193 of the YBCA is reprinted in its entirety and attached to this Information Circular at Appendix B. Shareholders are not entitled to dissent with respect to any other matter that may be considered at the Meeting.

CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”).  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NI 58-201 provides guidance on corporate governance practices.  In addition, Kiska is subject to National Instrument 52-110 Audit Committees (“NI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.  A full description of each of the corporate governance practices of Kiska with respect to NI 58-101 is set out below.

The Board of Directors believes that the principal objective of Kiska is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of Kiska.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value. The Board has adopted a Corporate Governance Policy which includes several guidelines for disclosure controls and procedures and trading policies. The Board has adopted a Code of Ethics for Board members, senior officers and all employees to guide them in making appropriate choices.

Board of Directors

The Board must have the capacity, independent of management, to fulfill its responsibilities. Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgment with a view to the best interests of the Corporation. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with Kiska and its subsidiaries.

The following directors are considered to be independent: Bipin Ghelani; William G. Schur, and Mark T.H. Selby. Geoff Chater, nominee for the Board of Directors, is considered independent.

The following directors are not considered to be independent: David A. Caulfield, who is the Director of Business Development of Kiska; John A. Kanellitsas who is an executive officer of Geologic Resource Partners LLC, the controlling shareholder of Kiska; Jason S. Weber, who is the President and Chief Executive Officer of Kiska and Rosalie C. Moore who is an executive officer of Geologic Resource Partners LLC. George Ireland, nominee for the Board of Directors, is not considered independent as he is an executive officer of Geologic Resource Partners LLC.

The Board takes specific precautions for any transactions that involve related parties or directors that are not independent. This is accomplished by having a meeting of independent directors with no management representatives present. The Corporate Secretary acts as Chair of this independent subcommittee. The Corporate Secretary also provides guidance on documenting the decisions and actions of the independent directors. Alan J. Hutchison is Kiska’s Corporate Secretary. He is a practicing barrister and solicitor in British Columbia.

Orientation and Continuing Education

New directors of the Corporation are provided with an orientation and education program which includes written information about the duties of directors and the business and operations of Kiska. New directors are provided with opportunities to meet with each senior officer of the Corporation to have their questions answered or to obtain additional information. The Chair of the Board and the Corporate Secretary are also available to assist new directors. On an ongoing basis, the Corporation’s legal counsel will provide memoranda concerning particular issues that may be of concern to the Board.

Ethical Business Conduct

The Corporation has adopted a Code of Ethics, which is also incorporated into the employee handbook, to provide guidance to the Board, senior officers and employees in their conduct of Kiska’s business. These policies are reviewed on a regular basis to ensure that they meet the needs of the Corporation and the changing regulatory environment for reporting issuers. The Code of Ethics promotes:

•

integrity on an individual and collective basis;

•

honesty, integrity and dedication on the part of all directors, officers and employees;

•

dealing fairly and honestly with the Corporation’s partners and prospective partners;

•

social responsibility in workplace safety and social and environmental welfare of the communities in which the Corporation operates;

•

safeguarding competitive and confidential information from disclosure;

•

providing timely, accurate and complete disclosure; and

•

compliance with applicable governmental laws, rules and regulations.

Nomination of Directors

The size and current membership of the Board of Directors is reviewed each year prior to the directors making any recommendations to the shareholders in respect of the election of the Board at the annual meeting of the shareholders. Nominations to the Board are made after taking into account the number of directors required to carry out the Board’s duties effectively and the need to maintain the Board’s diversity of views and experience. Prior to appointing any new director or recommending any new nominee for election to the Board, a committee of the Board interviews prospective Board members to determine his or her area of expertise and qualifications to serve as a director of the Corporation.

Compensation

The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation. For more information regarding compensation paid to directors and executives, see “Executive Compensation”.

Other Board Committees

There are no standing committees of the Board other than the Audit Committee and the Compensation Committee.

The Audit Committee is the Corporation’s primary standing committee of the Board. The Audit Committee usually meets four times per year to review accounting policies, internal control procedures and to provide Kiska’s external auditors with instructions. All of the members of the Audit Committee are independent members of the Board and all are financially literate. See “Audit Committee and Relationship with Auditors” below for additional information about the Audit Committee.

The Compensation Committee is composed of the same independent members of the Board as the Audit Committee. The Compensation Committee meets on an annual basis to review management performance and compensation. Recommendations from the Compensation Committee are referred to the entire Board of Directors at the budget review meeting for approval. The entire Board reviews the goals and objectives for the Chief Executive Officer’s performance.

Assessments

Currently, the Board takes responsibility for monitoring and assessing its effectiveness and the performance of individual directors, and its committees, including reviewing the Board’s decision-making processes and quality and adequacy of information provided by management.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditors, which is set forth below.

The Audit Committee’s Charter

Kiska’s Audit Committee has adopted an Audit Committee Charter which includes the following significant responsibilities as responsibilities of the Audit Committee:

•

reviewing the appointment of Kiska’s Chief Financial Officer;

•

reviewing the adequacy and effectiveness of Kiska’s systems of internal control and the adequacy and timeliness of its financial reporting processes;

•

reviewing all financial disclosure prior to filing or distribution;

•

reviewing Kiska’s financial reporting and accounting standards and principles and significant changes in such standards or principles;

•

reviewing significant related party transactions and potential conflicts of interest; and

•

recommending the appointment of the external auditor, approving all audit engagement terms and fees and pre-approving all audit, non-audit and assurance services provided to Kiska by the external auditor.

Composition of the Audit Committee

Kiska’s Audit Committee is comprised of three directors, Bipin A. Ghelani, C.A., William G. Schur and Mark T.H. Selby.  All three members are considered independent members of the Board pursuant to the meaning of “independent” provided in NI 52-110.  All three members are considered financially literate pursuant to NI 52-110.

Relevant Education and Experience

This section describes the relevant education and experience of Kiska’s Audit Committee members.

Bipin A. Ghelani

Bipin A. Ghelani has been a Chartered Accountant since 1972, having completed his education in London, England. Mr. Ghelani has managed his own accounting firm since 1988. Prior to that, he held senior positions with several international accounting firms including Deloitte & Touche and PricewaterhouseCoopers. Mr. Ghelani is the Chair of the Audit Committee.

William G. Schur

William G. (Bill) Schur earned an A.B. degree from Dartmouth College in 1972, with a major in Government followed by a J.D. from Cornell University. Mr. Schur currently has a law practice in the city of Chicago.  He has owned and operated his own law practice since 1981, working with the firm’s accountants. His education at law school included basic accounting. Mr. Schur previously served on the Audit Committee for Rimfire Minerals Corporation.

Mark T.H. Selby

Mark T.H. Selby worked for five years at Inco Limited., where he led the Strategic Planning and Corporate Development group. Mr. Selby previously held a senior role in the strategy and finance department of Purolator Courier Ltd. and has also worked at Deloitte & Touche and PricewaterhouseCoopers. Mr. Selby holds a B. Comm. (Hons) from Queen’s University, with a focus in accounting. Mr. Selby has served on the Audit Committee for Castle Gold Corporation and Rimfire Minerals Corporation.

Audit Committee Oversight

Since the commencement of Kiska’s most recently completed financial year ended December 31, 2009, the Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year ended December 31, 2009, the Corporation has not relied on the exemptions contained in section 2.4 “De Minimis Non-Audit Services” or section 8 “Exemptions” of NI 52-110. Section 2.4 of NI 52-110 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 of NI 52-110 permits a company to apply to the Canadian Securities Authorities for an exemption from the requirements of NI 52-110, in whole or in part.

The Corporation is relying on the exemption provided by section 6.1 of NI 52-110 which provides that Kiska, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

External Auditor Service Fees

The fees paid by Kiska to its auditor in each of the last two fiscal years, by category, are as follows.

	Fiscal Year ended December 31, 2009	Fiscal Year ended December 31, 2008
Audit Fees	$ 89,000	$ 131,250
Audit-Related Fees	60,728	1,616
Tax services - Canadian	-	-
Tax services - US	-	-
Tax services - Australia	-	-
All Other Fees	240	-
Total fees billed	$ 149,968	$ 132,866

The Corporation’s external auditors are Hay & Watson, Chartered Accountants.  Full-time, permanent employees of the auditor perform all services.  The nature of the services provided by Hay & Watson under each of the categories indicated in the table is described below.  During 2009, three auditors were involved with the Corporation with respect to different years of audited financial reports.  The fees listed under the year ended December 31, 2009 include review and/or audit fees paid to each of these auditors.

Audit Fees

Audit fees were for professional services rendered by Hay & Watson for the audit of the Corporation’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above. This included review of financial statements by an independent consultant as required by generally accepted auditing standards and amendment of filings and responses to comments made by the Securities and Exchange Commission in connection with the Corporation’s Transition Report on Form 20-F. Registration fees for Canadian Public Accountability Board and Public Company Accounting Oversight Board are included in this category. During 2009, this also included review of the Corporation’s interim financial statements in connection with the preparation of the information circular for the Special Annual General Meeting.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance, including the review of tax returns and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).

All Other Fees

Fees disclosed in the table above under the item “All Other Fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above. These services consisted of assistance in the documentation of processes and controls and disbursements made by the auditor on behalf of the Corporation.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit-related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (“Named Executive Officers”) listed in the Summary Compensation Table that follows.  During its financial year ended December 31, 2009, four individuals were Named Executive Officers (as defined in Canadian Securities Laws) of Kiska, namely Jason S. Weber, President and Chief Executive Officer, Dorothy G. Miller, Chief Financial Officer, David A. Caulfield, Director of Business Development, and Mark E. Baknes, Vice President, Exploration.

Compensation Objectives, Principles and Process

Kiska has determined that the officers and employees of Kiska should be compensated in a form and amount which is appropriate for comparative organizations, taking into account such factors as professional qualifications, responsibility within the organization, and trends in executive compensation. Kiska conducts an annual survey of compensation data, as disclosed in financial statements or information circulars, for selected companies with similar business models, at similar stages of development and with similar resources available to them.

The compensation package for each executive officer of Kiska consists of base salary, vacation commensurate with years of service, benefits available to all employees of Kiska, and incentive stock option grants. The Compensation Committee of the Board determines the compensation for executive officers. The Chief Executive Officer, in consultation with the Chief Financial Officer, determines compensation of staff members who are not executive officers.

It is difficult to assess appropriate performance targets for an exploration company, since the projects change within the fiscal year and success in exploration can be as much a function of the geology and project circumstances as it is the result of personal effort. Kiska has a discovery bonus policy in place which would reward extraordinary exploration results. Other performance targets which have been considered are tied to share price and/or market capitalization. During the current year, with the major change in priorities and responsibilities resulting from the acquisition of Rimfire Minerals Corporation, the Compensation Committee approved increases for senior executive officers and key employees. The Board as a whole is charged with the responsibility of reviewing the performance of the Chief Executive Officer on an annual basis, assisting with goal-setting and measurement of performance with respect to those goals.

Option-Based Awards

Stock option grants are determined twice a year for all directors, officers and employees. The number of options available for granting and individual responsibility and accountability to the Corporation is considered in determining the number of options to be granted to each individual. Unexercised outstanding options are not considered as part of this determination. Recommendations are provided to the Board who make the final determination about specific grants.

The exercise price of incentive stock options is no less than the closing price of the shares on the TSX-V on the date on which the option is granted. Options expire no later than five years from the grant date. Individual grants in excess of 25,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 25,000 shares vest immediately. The Board may vary the vesting schedule for specific grants to conform with TSX-V policies in effect.

Summary Compensation Table

The following table sets forth information concerning the annual and long term compensation for services rendered to the Corporation for the financial periods ended December 31, 2008 and December 31, 2009 in respect of the individuals who were the Chief Executive Officer and the Chief Financial Officer (or who acted in a similar capacity as) as of December 31, 2009, or at any time during the financial year, or other executive officers or individuals whose total compensation during such period exceeded $150,000, being the Named Executive Officers.

Name Principal Position	Year Ended	Salary ($)	Share-based awards ($)	Option-based awards ($)[1]	Non-equity incentive plan compensation($)		All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Jason S. Weber President & Chief Executive Officer[2,3]	2009 2008	138,552 135,194	NIL NIL	35,924 56,877	NIL NIL	NIL NIL	NIL NIL	173,846 192,071
Dorothy G. Miller Chief Financial Officer[4]	2009 2008	101,216 95,375	NIL NIL	26,000 5,745	NIL NIL	NIL NIL	NIL NIL	127,216 101,120
David A. Caulfield Director of Business Development[3,5]	2009 2008	NIL NIL	NIL NIL	27,941 65,444	NIL NIL	NIL NIL	129,600[5] 129,600[5]	157,541 195,044
Mark E. Baknes Vice President, Exploration[6]	2009 2008	134,847 136,132	NIL NIL	26,000 5,745	NIL NIL	NIL NIL	NIL NIL	160,847 141,877
Rosalie C. Moore Interim Chief Executive Officer[3,7]	2009 2008	2,500 -	NIL NIL	61,803 -	NIL NIL	NIL NIL	62,653[7] 19,135[7]	126,956 19,135
Petra Decher Former Chief Financial Officer[8]	2009 2008	101,810 225,000	NIL NIL	35,662 -	NIL NIL	NIL NIL	225,000[8] 45,000[9]	362,472 270,000
Darren Holden Former Chief Operating Officer[10]	2009 2008	150,000 180,000	NIL NIL	39,184 -	20,000 30,000	NIL NIL	16,940 6,000	226,124 216,000

[1]

Grant date fair value of option awards which vested during the fiscal year calculated using the Black-Scholes option pricing model.

[2]

Mr. Weber was appointed President and Chief Executive Officer on August 5, 2009. Prior to that, he was President and Chief Executive Officer for Rimfire Minerals Corporation. Amounts in this table include total remuneration for the fiscal year.

[3]

Mr. Weber, Mr. Caulfield and Ms. Moore are directors of Kiska. A portion of the option-based awards is the only compensation related to their services as director.

[4]

Ms. Miller was appointed Chief Financial Officer on August 5, 2009. Prior to that, she was Chief Financial Officer for Rimfire Minerals Corporation. Amounts in this table include total remuneration for the fiscal year.

[5]

Pursuant to the terms of a Management Agreement effective January 1, 2009, Equity Exploration Consultants Ltd. is paid $10,800 per month for the services of David A. Caulfield in his role as Director, Business Development for Rimfire Minerals Corporation until August 2009 and for the Company since the acquisition.

[6]

Mr. Baknes was appointed Vice President Exploration August 5, 2009. Prior to that, he was Vice President Exploration for Rimfire Minerals Corporation. Amounts in this table include total remuneration for the fiscal year.

[7]

Ms. Moore is compensated by Geologic Resource Partners for services which include, among other things, acting as interim Chief Executive Officer of the Corporation from December 4, 2008 until completion of the acquisition on August 5, 2009. It is estimated that Ms. Moore was compensated in the amount shown for the provision of services specific to the Corporation. Ms. Moore was compensated in US$ which were converted at the average Bank of Canada rate of US$1.00=C$1.1938 (2008 $1.235). Salary includes director’s fees paid to Ms. Moore after the acquisition.

[8]

Ms. Decher received a change of control payment relating to her previous employment contract on July 31, 2009. Until From January to August 2009, she was employed on a part-time basis as President, Chief Financial Officer, Corporate Secretary and Treasurer of the Corporation.

[9]

Represents payment of accrued vacation.

[10]

Mr. Holden served as Chief Operating Officer of the Corporation from July 11, 2008 until completion of the acquisition on August 5, 2009. Mr. Holden’s employment contract provided for payment of all relocation expenses upon his resignation in October 2009. The additional compensation represents relocation expenses of $11,940 and a car allowance of $5,000 (2008-$6,000).

Kiska used the Black-Scholes option pricing model to determine the fair value of Kiska options on the grant date. The following assumptions and estimates were used in calculating these figures for financial statement purposes and for the “Summary Compensation Table” above.  Kiska has determined that this option pricing model provides a reasonable estimate of the fair value of options granted to directors, officers and employees.

December 31, 2009
Volatility	96%
Risk-free interest rate	2.02%
Expected life	4.3 years
Expected dividend yield	-

No previously granted Kiska options were amended during the financial year presented in the “Summary Compensation Table” other than amendments related to the share capital changes associated with the acquisition of Rimfire Minerals Corporation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following incentive stock option awards were outstanding to the Named Executive Officers as of the end of the financial year ended December 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested
Jason S. Weber	8,700 21,750 8,700 13,050 108,750 13,050 30,450 135,000	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	NIL NIL NIL NIL NIL NIL $21,553 NIL	NIL	NIL
Dorothy G. Miller	8,700 43,500 8,700 13,050 13,050 8,700 17,400 100,000	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	NIL NIL NIL NIL NIL NIL $12,316 NIL	NIL	NIL
David A. Caulfield	13,050 130,500 21,750 43,500 8,700 8,700 30,450 105,000	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	NIL NIL NIL NIL NIL NIL $21,553 NIL	NIL	NIL
Mark E. Baknes	8,700 87,000 13,050 13,050 13,050 8,700 17,400 100,000	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	NIL NIL NIL NIL NIL NIL $12,316 NIL	NIL	NIL
Rosalie C. Moore	366,666 85,000	0.45 0.90	Mar. 19, 2014 Dec. 15, 2014	$157,666 NIL	NIL	NIL
Petra Decher	NIL	NIL	NIL	NIL	NIL	NIL
Darren Holden	4,500 8,333 366,666	7.50 6.90 0.45	June 27, 2011 Aug. 1, 2012 Mar. 19, 2014	NIL $157,666 NIL	NIL	NIL

Incentive Plan Awards — Value Vested or Earned During the Year

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Jason S. Weber	5,544	NIL	NIL
Dorothy G. Miller	NIL	NIL	NIL
David A. Caulfield	5,544	NIL	NIL
Mark E. Baknes	NIL	NIL	NIL
Rosalie C. Moore	NIL	NIL	NIL
Petra Decher	NIL	NIL	NIL
Darren Holden	NIL	NIL	NIL

The amounts reported above represent the aggregate dollar value that would have been realized during the financial year ended December 31, 2009 if all ‘in the money’ option awards had been exercised on their respective vesting dates.  Option grants of less than 25,000 per holder vest immediately, while all grants of 25,000 or more vest over two years.  On most vesting dates during the financial year ended December 31, 2009, the Corporation’s common shares were priced at less than or equal to the exercise price of the incentive stock options.

Pension Plan Benefits

The Corporation does not have a defined benefit plan, defined contribution plan or deferred compensation plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Corporation has signed employment contracts with the Chief Executive Officer and the Vice President, Exploration. The termination provisions are summarized as follows:

A Change of Control of the Corporation shall have occurred when:

(a)

the shareholders of the Corporation approve a merger or consolidation of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation, or the shareholders of the Corporation approve a plan of complete liquidation of the Corporation (which is not a change of control if the liquidation is as a result of insolvency of the Corporation) or an agreement for the sale or disposition of all or substantially all of the Corporation’s assets; or

(b)

the acquisition by any person, directly or indirectly, of securities of the Corporation representing 50% or more of the total voting power represented by the Corporation’s then outstanding voting securities, except pursuant to a negotiated agreement with the Corporation and pursuant to which such securities are purchased for the Corporation,

The contract provides that in the event of a Change of Control, followed by (i) a decrease of more than 5% in the Base Salary in effect immediately prior to the Change of Control; or (ii) a diminution of duties or responsibilities, title or office; (iii) any change to the terms or conditions of employment that would constitute “constructive dismissal; or (iv) a relocation of the officer to any place other than the location at which he reported for work on a regular basis immediately prior to the Change of Control or a place greater than 100 kilometres of that location; the officer may terminate his employment within twelve months and receive the Change of Control severance package. This package provides for the equivalent of eighteen months base salary and continuation of benefits for a period of eighteen months. The Corporation may, at its option, provide the officer with a lump sum payment equal to the premiums the Corporation would have had to pay on the officer’s behalf in lieu of such benefits In addition; the Corporation will immediately accelerate the vesting of all unvested stock options.

Payments in both cases must be made within 20 business days of the termination notice. In addition to the applicable severance package, the Corporation must pay the officer’s base salary up to the effective date of the termination and compensation for any unused vacation days. The officer agrees to return any property of the Corporation and refrain from disclosing any confidential information which was acquired during the course of his employment.

The estimated value of the Change of Control severance package is $516,500 as of December 31, 2009. Of this amount $480,000 is the estimated value of salaries while the value of benefits is $30,000. In addition, accrued unused vacation in the amount of $6,500 would be payable upon termination.

Compensation of Directors

The Corporation paid each of the directors, who are not members of management or officers of the Corporation, an annual stipend of $2,500 for their services in their capacity as directors in addition to the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Corporation in their capacity as directors during the Corporation’s financial year ending December 31, 2009. Commencing in 2010, non-executive directors will be paid a quarterly stipend of $4,000 for their services as directors in addition to the grant of incentive stock options on a semi-annual basis. There is no additional cash remuneration for the Chair of any committee or for the Chairman of the Board.

Jason S. Weber, David A. Caulfield and Rosalie C. Moore are included in the “Summary Compensation Table” above for Named Executive Officers and received no additional compensation for their services as directors. William G. Schur and Mark T.H. Selby were appointed as directors effective August 5, 2009. The following directors received options in their capacity as a director during the most recently completed financial year ended December 31, 2009:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)[1]	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
Bipin A. Ghelani [2]	5,000	NIL	25,280	NIL	NIL	30,280
John A. Kanellitsas	2,500	NIL	60,902	NIL	NIL	91,182
William G. Schur [2]	5,000	NIL	31,715[3]	NIL	NIL	36,715
Mark T.H. Selby [2]	5,000	NIL	31,715[3]	NIL	NIL	36,715

[1]

Grant date fair value of option awards which vested during the financial year calculated using the Black-Scholes option pricing model.

[2]

Directors appointed August 5, 2009 consequent to the acquisition of Rimfire Minerals Corporation. Fees include semi-annual payment made by Rimfire Minerals Corporation in April 2009

[3]

Includes options granted March 1, 2009 by Rimfire Minerals Corporation.

Director Outstanding Share-Based Awards and Option-Based Awards

The following incentive stock option awards to the directors who are not also Named Executive Officers were outstanding as of the end of the financial year ended December 31, 2009.  No share-based awards were outstanding as of the end of the financial year ended December 31, 2009.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested ($)	Market or payout value of share-based awards that have not vested
David A. Caulfield	13,050 130,500 21,750 43,500 8,700 8,700 30,450 105,000	1.36 1.90 2.29 2.24 1.84 0.98 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 July 16, 2013 Dec. 19, 2013 Dec. 15, 2014	NIL NIL NIL NIL NIL NIL $21,553 NIL	NIL	NIL
Bipin A. Ghelani	8,700 21,750 8,700 8,700 8,700 13,050 95,000	1.36 1.90 2.29 2.24 1.84 0.17 0.90	Dec. 22, 2010 July 17, 2011 Jan. 11, 2012 July 16, 2012 Dec. 10, 2012 Dec. 19, 2013 Dec. 15, 2014	NIL NIL NIL NIL NIL 9,237 NIL	NIL	NIL
John A. Kanellitsas	333,333 95,000	0.45 0.90	Mar. 19, 2014 Dec. 15, 2014	143,333 NIL	NIL	NIL
William G. Schur	65,250 85,000	0.25 0.90	Mar. 1, 2014 Dec. 15, 2014	40,935 NIL	NIL	NIL
Mark T.H. Selby	65,250 85,000	0.25 0.90	Mar. 1, 2014 Dec. 15, 2014	40,935 NIL	NIL	NIL

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of the Corporation as of December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity compensation plans approved by Securityholders	4,383,844	$1.32	376,209 common shares
Equity compensation plans not approved by Securityholders	N/A	N/A	N/A
Total	4,383,844	$1.32	376,209 common shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and employees and former directors are, as of December 31, 2009, indebted to either the Corporation or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of Kiska, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of the Corporation’s last completed financial year been indebted to the Corporation or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, except as described herein, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Kiska shares carrying 10% or more of the voting rights attached to all outstanding Kiska shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, none of the directors or executive officers of the Corporation, nor any person who has held such a position at any time since the beginning of the last completed financial year of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

MANAGEMENT CONTRACTS

The Corporation entered into a Management Agreement effective January 1, 2009 with Equity Exploration Consultants Ltd. to provide the services of David A. Caulfield as Director, Business Development of the Corporation for the sum of $10,800 per month. The Management Agreement can be terminated by the Corporation upon six months’ notice. Equity Exploration Consultants Ltd. is not at arms’ length to Kiska as one of its owners, David A. Caulfield, is a director of the Corporation. The independent directors review and approve the Management Agreement on an annual basis.

The management functions of Kiska and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of Kiska or its subsidiaries, except as described above.

APPROVAL OF BOARD

The contents and the sending of this Information Circular have been approved by the Board of Directors of Kiska Metals Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or person voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and at www.sec.gov/edgar.shtml. Financial information regarding the Corporation is included in its audited consolidated financial statements for the year ended December 31, 2009 and auditors’ report thereon, together with the corresponding management discussion and analysis.  Copies of the audited consolidated financial statements, as well as additional copies of this Information Circular, may be obtained upon request from the Corporation at 1350-650 West Georgia Street, Vancouver, BC, Canada V6B 4N9.

DATED this 13th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Jason S. Weber”

Jason S. Weber

President, Chief Executive Officer and Director

APPENDIX A

COMPARISON OF SHAREHOLDER RIGHTS UNDER

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) (“BCBCA”)

AND THE BUSINESS CORPORATIONS ACT (YUKON) (“YBCA’)

The following is a summary comparison of certain of the current rights of shareholders under the YBCA and the rights that they will have under the BCBCA. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the BCBCA, the YBCA and the Corporation’s constating documents including its Articles and By-laws, copies of which can be obtained from the Corporation.

This comparison is not intended to be, nor should it be construed to be, legal advice. This summary is not meant to be exhaustive and reference should be made to the complete text of the YBCA and the BCBCA. It is strongly recommended that each shareholder consult with his or her legal advisors as to the nature and affect of the change in corporate jurisdiction.

Fundamental Corporate Changes

Generally, under the BCBCA, a company must not alter its notice of articles or articles unless it is authorized to do so: (a) by the type of resolution specified in the BCBCA; (b) if the BCBCA does not specify a type of resolution, then by the type of resolution specified in the company’s articles; or (c) if neither the BCBCA nor the articles specify the type of resolution, then by a special resolution. Under the BCBCA and unless otherwise provided in a company’s articles, a “special resolution” usually refers to a majority of at least two-thirds (⅔) of the votes cast on the resolution and an “ordinary resolution” refers to a simple majority of the votes cast on the resolution.

The BCBCA permits a company to effect capital alterations by the type of resolution that is specified in the company’s articles or, if not so specified, by special resolution.

Under the YBCA, the articles of a company may only be amended by a special resolution, and most fundamental corporate changes may only be effected by a special resolution. Under the YBCA, a “special resolution” usually refers to a resolution passed by a majority of not less than two-thirds (⅔) of the votes cast by the shareholders who voted in respect of that resolution and an “ordinary resolution” refers to a resolution passed by a simple majority of the votes cast by the shareholders who voted in respect of that resolution.

The YBCA requires a special resolution in order to: (a) change a company’s name; (b) add, change or remove any restriction on the business or businesses that the company may carry on; (c) change the maximum number of shares that a company is authorized to issue; (d) create new classes of shares; (e) change the designation of all or any of a company’s shares and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; (f) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; (g) divide a class of shares, whether issued or unissued, into series and establish the number of shares in each series and the rights, privileges, restrictions and conditions of that series; (h) authorize the directors to divide any class of unissued shares into series and establish the number of shares in each series and the rights, privileges, restrictions and conditions of that series; (i) authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; (j) revoke, diminish or enlarge any authority conferred under paragraphs (h) and (i); (k) increase or decrease the number of directors or the minimum or maximum number of directors;

(l) add, change or remove restrictions on the transfer of shares; or (m) add, change or remove any other provision permitted by the YBCA to be set out in the articles.

Alteration of Special Rights and Restrictions of Shares

Under the BCBCA, a company may create, alter, vary or delete special rights and restrictions attaching to any class or series of shares (whether issued or unissued) by the type of shareholders’ resolution specified in the company’s articles (i.e. an ordinary resolution, a special resolution or an “exceptional resolution” requiring a higher majority than a special resolution). If no shareholders’ resolution is specified, then such changes may only be effected by a special resolution. Authority may also be granted in a company’s articles to permit the directors to create or alter the rights and restrictions of any unissued shares of any series.

Under the YBCA, a company may add, change or remove rights and restrictions of any class or series of shares (whether issued or unissued) only by special resolution (although authority may be granted in a company’s articles to permit the directors to change the rights and restrictions of any unissued shares of any series).

Change of Name

Under the BCBCA, a company is permitted to change its name by the type of resolution that is specified in the company’s articles or, if not so specified, by special resolution. Under the YBCA, a company may only effect a name change by special resolution.

Shareholders Meetings

Place of Meetings

The BCBCA requires that every general meeting of shareholders of a company must be held in British Columbia or may be held at a location outside of British Columbia if: (a) the articles of the company provide for such location; (b) the articles of the company do not restrict the company from approving a location outside British Columbia, and such location is approved by the resolution required by the articles for that purpose or, if the articles do not so specify, by an ordinary resolution; or (c) such location is approved by the Registrar of Companies before the meeting is held.

The YBCA provides that shareholders’ meetings shall be held at the place in the Yukon provided in the by-laws or, in the absence of such provision, at the place in the Yukon that the directors determine. Shareholders meetings may be held at outside the Yukon if all the shareholders entitled to vote at such meeting agree or at one or more places outside the Yukon as specified in the corporation’s articles.

Quorum for Shareholders Meetings

Under the BCBCA, the quorum is the quorum established by the articles or if no quorum is established, it is two shareholders entitled to vote at the meeting whether present in person or represented by proxy, unless the articles of the company provide otherwise.

Under the YBCA, a quorum for a shareholders meeting is the majority of the shares entitled to vote at the meeting represented in person or by proxy, unless the by-laws of the company provide otherwise.

Shareholder Proposals

The BCBCA provides that shareholder proposals must be signed by “qualified shareholders” who, in the aggregate, hold shares that: (a) comprise of at least 1% of the issued shares of the company that carry the right to vote at general meetings; or (b) have a fair market value in excess of $2,000. A “qualified shareholder” is any registered or beneficial owner of shares carrying the right to vote at general meetings, and who has held such shares for an uninterrupted period of at least two years prior to the date of signing the proposal, but does not include any person who, within two years before the date of the signing of the proposal, failed to present (in person or by proxy) at an annual general meeting an earlier proposal of which that person was a submitter and in response to which the company has complied with certain procedural obligations.

The YBCA provides that any shareholder who is entitled to vote at an annual meeting may submit to the company a notice of any matter that the shareholder proposes to raise at the meeting and be entitled to discuss such matters at the meeting; however, the company’s obligation to set out such proposal in any management proxy circular or to include a statement of the proposal by the submitting shareholder in the management circular is circumscribed by various situations delineated in the YBCA. Also, the language used in the YBCA shareholder proposal provisions has been construed by the court as permitting only registered shareholders of a company (and not beneficial shareholders) to make shareholder proposals. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares entitled to be voted at the meeting.

Directors and Officers

Number of Directors; Residency of Directors

The BCBCA provides that a public company must have a minimum of three directors. The YBCA requires a “distributing corporation” to have at least three directors, at least two of whom are not officers or employees of the company or its affiliates. Neither the YBCA nor the BCBCA impose any residency requirements on directors.

Term of Directors

The BCBCA does not expressly limit the length of the term for which a director may be elected but provides that directors shall be elected or appointed in accordance with the BCBCA and the articles of a company. Under the YBCA, directors are elected for terms expiring at the next annual general meeting of shareholders, unless the articles or an unanimous shareholder agreement provide for a longer term (not exceeding three years).

Removal of Directors

Under the BCBCA, a director may be removed by special resolution or by some other method or resolution as specified in the articles of a company. Under the YBCA, a director may be removed by an ordinary resolution at a special meeting of the shareholders.

Dissent Rights

Under the BCBCA, shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to pass: (a) a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on; (b) a resolution to adopt an amalgamation agreement; (c) a resolution to approve an amalgamation into a foreign jurisdiction; (d) a resolution to approve an arrangement, the terms of which arrangement permit dissent; (e) a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking; (f) a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia; (g) any other resolution, if dissent is authorized by the resolution; or where any court order permits dissent.

Under the YBCA, a holder of shares of any class of a company may exercise dissent rights in certain circumstances, such as if the company resolves to (a) amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class; (b) amend its articles under to add, change or remove any restrictions on the business or businesses that the company may carry on; (c) amalgamate with another corporation, other than under certain specified sections of the YBCA; (d) be continued under the laws of another jurisdiction; or (e) sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the BCBCA, a shareholder of a company has the right to apply to the court on the grounds that: (a) the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (b) some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company or an order to vary or set aside any transaction or resolution. For the purposes of the oppression remedy provisions, “shareholder” includes a beneficial owner of a company’s shares and any other person whom the court considers to be an appropriate person to make an application for an oppression remedy.

The YBCA contains rights that are broader in that they are available to a larger class of complainants. Under the YBCA, a director, officer or security holder (whether the security is legally or beneficially owned) or a former director, officer or security holder (whether the security is legally or beneficially owned) of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy may apply to the court for an order to rectify the matters complained of where, in respect of a company or any of its affiliates, any act or omission of the company or its affiliates effects a result, or the business or affairs of the company or its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the company or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a director or a shareholder of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of such right, duty or obligation. (For the purposes of these provisions, “shareholder” has the same meaning as set forth in the provisions dealing with oppression remedies under the BCBCA discussed above.) There is a similar right of a shareholder or director, with leave of the court, and in the name and on behalf of the company, to defend an action brought against the company. The court will grant leave for an application to commence a derivative action if (a) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding; (b) notice of the application for leave has been given to the company and to any other person the court may order; (c) the complainant is acting in good faith; and (d) it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.

The YBCA contains similar provisions for derivative actions but the right to bring a derivative action is available to a broader group — the right under the YBCA extends to directors, officers or security holders (whether the security is legally or beneficially owned) and former directors, officers or security holders (whether the security is legally or beneficially owned) of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to bring a derivative action. Also, the YBCA permits a complainant to commence an action in the name of a subsidiary of the company.

Appendix B

DISSENT PROVISIONS

Registered Kiska shareholders have the right to dissent in respect of the Continuance Resolution. Such right of dissent is described in the Information Circular. The full text of the section 193 of the YBCA is set forth below:

193(1)

Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent is the corporation resolves to

(a)

amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)

amend its articles under section 175 to ass, change or remove any restrictions on the business or the businesses that the corporation may carry on;

(c)

amalgamate with another corporation, otherwise than under section 186 or 189;

(d)

be continued under the laws of another jurisdiction under section 191; or

(e)

sell, lease or exchange all or substantially all its property under section 192.

(2)

A holder of shares of any class or series of shares is entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)

if the corporation did not send notice to the shareholders of the purpose of the meeting or of the shareholder’s rights to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(6)

An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)

by the corporation; or

(b)

by a shareholder if an objection to the corporation under subsection (5) has been sent by the shareholder, to set the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7)

If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8)

Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)

within 10 days after the corporation is served with a copy of the originating notice, is a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(a)

be made on the same terms; and

(b)

 be accompanied by a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11)

A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Supreme Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, as in need of representation;

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)

the deposit of the share certificates with the Supreme Court or with the corporation of its transfer agent;

(e)

the appointment and payment of the independent appraisers, and the procedures to be followed by them;

(f)

the service of documents; and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Supreme Court shall make an order

(a)

setting the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b)

giving judgement in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)

setting the time within which the corporation must pay that amount to a shareholder.

(14)

On

(a)

the action approved by the resolution from which the shareholder dissents becoming effective;

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise; or

(c)

the pronouncement of an order under subsection (13), whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs,

(a)

the shareholder may withdraw the dissent; or

(b)

the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17)

The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(a)

the pronouncement of an order under subsection (13); or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the  payment be unable to pay its liabilities as they become due; or

(b)

the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S., c.15, s.193.

Appendix C

AUDIT COMMITTEE CHARTER

KISKA METALS CORPORATION

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Kiska Metals Corporation is to provide an open avenue of communication between management, the independent auditor, and the Board and to assist the Board in its oversight of the:

•

integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices;

•

processes for identifying and managing the principal financial risks of the company and the company’s internal control systems that ensures fair, complete and accurate financial reporting;

•

company’s compliance with legal and regulatory requirements related to financial reporting; and

•

independence and performance of the company’s external auditor.

The Committee shall also perform any other activities consistent with this Charter, the company’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion. At least one of the members of the Committee shall be independent and all members shall have sufficient financial literacy, which means the ability to read and understand a balance sheet, income statement, cash flow statement and the notes attached thereto, to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the TSX Venture Exchange on which the company’s securities trade. At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles (“GAAP”).

The Committee’s role is one of oversight. Management is responsible for preparing the company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor’s responsibility is to audit the company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with GAAP. The external auditor is also responsible for issuing an attestation report on management’s assessment of the effectiveness of the Company’s systems of internal control as of the end of the Company’s most recent fiscal year end. The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor. The external auditor shall report directly to the Committee, as they are accountable to the Board and the Committee as representatives of the company’s shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

AUTHORITY AND RESPONSIBILITIES

In performing its oversight responsibilities, the Committee shall:

1.

Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

2.

Review the appointments of the company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.

Review with management and the external auditor the adequacy and effectiveness of the company’s systems of internal control and the adequacy and timeliness of its financial reporting processes.

4.

Review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports and other financial reporting documents, including the CEO and CFO quarterly certifications, prior to filing or distribution, including financial matters required to be reported under applicable legal or regulatory requirements.

5.

Review with management and the external auditor and approve earnings news releases and other financial information and earnings guidance disclosures contained in such news releases prior to their release.

6.

Where appropriate and prior to release, review with management and approve any other news releases that contain significant financial information that has not previously been released to the public.

7.

Review the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale

8.

Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors’ judgments about the quality and appropriateness of the company’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

9.

Review with management and the external auditor significant related party transactions and potential conflicts of interest.

10.

Recommend to the Board and shareholders the external auditor selected to examine the company’s accounts and financial statements. The Committee has the responsibility to approve all audit engagement terms and fees. The Committee shall pre-approve all audit, non-audit and assurance services provided to the company by the external auditor, but the Chairman or his appointee may be delegated the responsibility to approve these services where the fee is not significant.

11.

Review with management and the external auditor and approve the annual audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

12.

Receive the report of the external auditor on completion of the audit.

13.

Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a semi-annual basis. The Committee will receive an annual written confirmation of its independence from the external auditor.

14.

Review the company’s procedures and establish procedures for the Committee for the:

•

 receipt, retention and resolution of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

•

confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters or violations of the Company’s Code of Ethics.

15.

Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it in the conduct of any investigation, at the expense of the Company.

16.

The Committee shall report its recommendations and findings to the Board after each meeting and shall conduct and present to the Board an annual performance evaluation of the effectiveness of the Committee.

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Kiska Metals Corporation has adopted the following key practices to assist it in fulfilling its responsibilities described in the company’s Audit Committee Charter.

MEETINGS

The Committee will meet in person at least two times per year to perform its responsibilities set out in the Audit Committee Charter. The Committee may ask members of management or others to attend meetings to provide information as necessary. The Committee shall meet separately with each of management and the independent auditor at least twice per year, or more frequently as required, to discuss matters that the Committee or these groups believe should be discussed privately with the Committee. Additional meetings via teleconference shall be held as required in the opinion of the Audit Committee or the external auditor. Minutes of all meetings of the Committee will be provided to the Board. Written or verbal reports on Committee meetings whose minutes have not been completed will be provided at each meeting of the Board.

REVIEW OF FINANCIAL STATEMENTS

Prior to releasing to the public, the Committee will review and approve the company’s annual and quarterly reports, including the financial statements, the management discussion and analysis reports and other information contained therein, in detail with the company’s Chief Executive Officer and Chief Financial Officer. The company’s external auditors may be present at these meetings. The Committee will require management to review the annual financial statements and related regulatory filings with the full Board prior to their filing with the applicable regulatory agencies.

REVIEW OF THE CEO AND CFO CERTIFICATION PROCESS

The Committee will review the company’s process for the CEO and CFO certifications required by the various regulatory agencies in the jurisdictions in which the company operates with respect to the company’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls. The Chairman of the Committee or his appointee shall review the company’s disclosure controls and procedures.

REVIEW OF INFORMATION PROVIDED TO ANALYSTS AND RATING AGENCIES

The Committee shall review other news releases containing significant financial information that has not been previously released to the public with the company’s Chief Financial Officer prior to their release. The substance of presentations to analysts and rating agencies involving material changes in the company’s strategy or outlook shall be reviewed with the full Board prior to the event.

APPROVAL OF AUDIT AND NON-AUDIT SERVICES

In addition to approving the engagement of the external auditor to audit the company’s financial statements, the Committee will approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving these services to the Chairman or his appointee where the fee is not significant. The Committee will review a summary of all audit, non-audit and assurance work performed for the company at least twice per year. To minimize relationships that could impair the independence of the external auditor, it is the Committee’s practice to limit non-audit and assurance services provided by the independent auditor to assistance with financings, taxation, acquisition due diligence and merger integration or other services where there are compelling reasons for the external auditor to provide such services.

HIRING GUIDELINES FOR EMPLOYEES OF THE INDEPENDENT AUDITOR

The Committee shall review and approve the appointment of any employee or former employee of the company’s external auditor to a senior financial management position with the company. The Committee shall request management to annually prepare a report of the profiles of all individuals hired during the past year who were employed by the external auditor at any time during the two years prior to being hired by the company.

COMPLAINTS ABOUT ACCOUNTING, AUDITING AND FINANCIAL REPORTING AND DISCLOSURE MATTERS

The company’s Code of Ethics prohibits reprisals or intimidation of employees who draw attention to problems or violations of the Code of Ethics. Employees can report any concerns to their superior or the company’s Corporate Secretary, confidentially and anonymously. Employees may also submit, confidentially and anonymously, concerns regarding questionable accounting, auditing and financial reporting and disclosure matters to the Chairman or other member of the Audit Committee. A summary of all complaints related to auditing, accounting and financial reporting and/or disclosure matters will be reported to the Committee at each meeting, and if the Committee so directs, to the full Board. The Committee may retain outside counsel or other advisors to investigate and resolve any complaints disclosed to it.

OTHER MATTERS

Management shall report any real or suspected incidents of fraud, theft or violations of the Company’s Code of Ethics to the Committee. Corporate Counsel shall report to the Committee any litigation, claim or other contingency that could have a significant effect on the company’s financial results or disclosures.

ANNUAL & SPECIAL

MEETING OF SHAREHOLDERS OF

KISKA METALS CORPORATION

TO BE HELD AT VANCOUVER RENAISSANCE HARBOURSIDE HOTEL,

1133 WEST HASTINGS STREET, VANCOUVER BC

ON JUNE 23, 2010, AT 2 P.M.

I/We being holder(s) of the Company hereby appoint:

Jason S. Weber, a Director of the Company, or failing this person, Alan J. Hutchison, the Corporate Secretary of the Company, or in the place of the foregoing,

(print the name)

          ,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To determine the number of Directors at 7			N/A
2. Election of Directors
David A. Caulfield		N/A
Geoffrey Chater		N/A
Bipin A. Ghelani		N/A
George R. Ireland		N/A
John A. Kanellitsas		N/A
Mark T. Selby		N/A
Jason S. Weber		N/A
3. Appointment of Hay & Watson, Chartered Accountants as auditors of the Company and to authorize the directors to fix their remuneration.		N/A

 4.

To consider, and, if thought advisable, to pass an ordinary resolution to re-adopt and re-approve the Corporation’s stock option plan, as more particularly described in the accompanying management information circular

N/A

 5.

To consider, and, if thought advisable, to pass a special resolution to cease to be a Yukon-registered corporation, to continue into British Columbia and to adopt amended Articles of Incorporation, as more particularly described in the accompanying Information Circular

N/A
6. To grant the proxyholder authority to vote at his/her discretion on any other business or variation to the previous resolutions..			N/A

I/We hereby authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

AUTHORIZED SIGNATURE:

DATE:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS THAT FOLLOW

Form of Proxy - Annual and Special Meeting to be held on Wednesday, June 23, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 p.m., Pacific Daylight Time, on Monday, June 21, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

• Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

• Go to the following web site:

www.investorvote.com

To Receive Documents Electronically

• You can enroll to receive future securityholder communications electronically, by visiting www.etree.ca. When you register for electronic documents, a tree will be planted on your behalf.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: May 26, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer